JAY B. GOULD
Partner
(415) 591-1575
JGould@winston.com

March 20, 2019

Ms. Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, DC 20549

Re:	Versus Capital Real Assets Fund LLC
Securities Act File No. 333-214178; Investment Company Act File No. 811-23201

Dear Ms. Larkin:

On behalf of Versus Capital Real Assets Fund LLC (the “Fund”), we are responding to certain questions and comments you gave to Alan Hoffman of Winston & Strawn LLP on March 14, 2019 regarding the Fund’s Post-Effective Amendment to its Registration Statement on Form N-2. As discussed on our telephone call today, certain of these responses refer to revisions that will be made when the Fund files its definitive Prospectus pursuant to Commission Rule 497, which the Fund currently anticipates filing on or around April 1, 2019.

For ease of reference, we are including below a list of your questions and comments, and a narrative response to each.

1.	Page iii- Explain in correspondence if you have exemptive relief to invest in multiple wholly-owned subsidiaries.

We do not believe any exemptive relief is necessary for the Fund to invest in multiple wholly-owned subsidiaries in the form and manner in which the Fund does so. As explained in the Fund’s Prospectus, the total investment by the Fund in wholly-owned subsidiaries, together with the Fund’s investments in the closed-end Institutional Investment Funds (as defined in the Prospectus) that have targeted capital raises, investment lock-up periods and expected fund life terms, shall not exceed 25% of the Fund’s total assets, in accordance with Section 851(b)(3)(B) of the Internal Revenue Code of 1986, as amended (the “Code”). This policy is consistent with the Fund’s status as a non-diversified investment company pursuant to Section 5 of the Investment Company Act of 1940 as well the Fund’s intent to maintain its “pass-through” status pursuant to Section 851(b)(3)(B) of the Code. We further note that other investment companies that maintain wholly-owned subsidiaries pursuant to similar investment objectives and policies are not required to obtain exemptive relief.

March 20, 2019

2.	Page 4- In deleted paragraph, reinsert some of the language about there being no plan to issue debt or preferred securities.

We will reinsert this language, with certain qualifications to make the statement accurate for the coming year, in the Fund’s definitive Prospectus.

3. Page 5- Was it necessary to change "will" to "may" in the Securities section?

Yes, this revision is necessary because the Fund may not hold all of the assets enumerated in this section at all times.

4. Page 8- Same comment as on page 4.

We will reinsert this language, with certain qualifications to make the statement accurate for the coming year, in the Fund’s definitive Prospectus.

5. Page 21- Please consider adding a short risk factor on Brexit.

We will include a risk factor disclosure related to Brexit in the Fund’s definitive Prospectus.

6. Page 25- Fee table- For other expenses and AFFE, round to nearest hundredth of one percent.

These expense statistics already appear to be rounded to the nearest hundredth of one percent (i.e., 0.14% and 0.17%).

7.	Page 27- Financial Highlights- Please remember to update registration statement before financials are sixteen months old.

The Fund anticipates filing a new Post-Effective Amendment prior to July 31, 2019, which will incorporate by reference the forthcoming March 31, 2019 audited financial statements.

As discussed today, we understand that you intend to acknowledge receipt of this letter and provide us with any further questions or comments you may have prior to the effective date of the Fund’s Post-Effective Amendment on March 30, 2019. Please do not hesitate to contact me with any such questions or comments.

Sincerely,

/s/ Jay B. Gould
Jay B. Gould

JBG